Mail Stop 4628

                                                          September 20, 2018

Via E-Mail
David J. Rosenthal
Treasurer and Secretary
UQM Technologies, Inc.
4120 Specialty Place
Logmont, CO 80504

       Re:    UQM Technologies, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2017 Filed March 20, 2018
              File No. 1-10869

Dear Mr. Rosenthal:

       We refer you to our comment letter dated August 30, 2018 regarding business contacts with Syria and North Korea. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk

cc:    Amanda Ravitz
       Assistant Director